

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2012

Via E-mail
Douglas A. Michels
President and Chief Executive Officer
OraSure Technologies, Inc.
220 East First Street
Bethlehem, PA 18015

> **Re:** **OraSure Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 28, 2012**
> **File No. 333-184190**

Dear Mr. Michels:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Who We Are, page 3

1. Please disclose prominently in your prospectus summary your history of losses and accumulated deficit. Quantify these items at least for the periods included in the financial statements that you incorporate by reference.

Incorporation by Reference, page 36

2. Please refer to Form S-3, Item 12(a)(2), which indicates that you are required to incorporate by reference all Exchange Act reports filed pursuant to Section 13(a) since the end of the fiscal year covered by your annual report. Given that your most recent annual report covers the period ending December 31, 2011, please revise to incorporate by reference your Form 8-K filed on February 27, 2012 or advise.

Exhibit 5.1

3.   Please file an opinion that addresses whether the rights are binding obligations of the registrant under the law of the jurisdiction governing the rights. Please refer to Section II.B.1.f of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

4.   Refer to the last paragraph on page 6 of this exhibit. The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) may not include any limitation on reliance. Note Section II.B.3.d of Staff Legal Bulletin No. 19 (Oct. 14, 2011). Please file a revised opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via email): Ella DeTrizio, Esq. – Dechert LLP